UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61749 / March 22, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13803

In the Matter of	
	ORDER MAKING FINDINGS AND
Planet Earth Recycling, Inc.,	**REVOKING REGISTRATION OF**
Potomac Energy Corp.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Power Plus Corp. (n/k/a PPC Capital	**OF THE SECURITIES**
Corp.),	**EXCHANGE ACT OF 1934 AS TO PRESIDIO**
Precision Plastics Molding, Inc.,	**OIL COMPANY**
Presidio Oil Co. (n/k/a Encana Oil &	
Gas (USA), Inc.),	
Press Realty Advisors Corp.,	
Prism Group, Inc.,	
Promotional Concepts, Inc. (a/k/a	
Tartam, Inc.), and	
Purcell Energy Ltd. (n/k/a Point North	
Energy Ltd. and f/k/a Belair	
Energy Corp.),	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Presidio Oil Company ("Presidio Oil" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 3, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Presidio Oil Company ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Presidio Oil (CIK No. 80134) is a merged out Delaware corporation that was located in Englewood, Colorado. At all times relevant to this proceeding, the securities of Presidio Oil have been registered under Exchange Act Section 12(g).

2.   Presidio Oil has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 1996.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Presidio Oil's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.